UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	0001010286

FORM 12b-25	CUSIP NUMBER
31567R100
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FiberTower Corporation
Full Name of Registrant

First Avenue Networks, Inc.
Former Name if Applicable

185 Berry Street, Suite 4800
Address of Principal Executive Office (Street and Number)

San Francisco, California 94107
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

FiberTower Corporation (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) by the prescribed filing deadline of March 16, 2007 without unreasonable effort and expense.  During the fiscal year ended December 31, 2006, FiberTower Corporation, formerly First Avenue Networks, Inc. (the “Company”), completed a merger with FiberTower Network Services Corp., formerly FiberTower Corporation (“Old FiberTower”).  The transaction was completed on August 29, 2006 and the Company has subsequently realized that its need for additional financial and accounting staff was greater than expected.  In addition, in November 2006, the Company raised $402.5 million in convertible senior secured notes.  The accounting for such notes requires complex analysis and accounting.  As a result, the Company requires additional time to finalize the financial statements and management’s assessment of internal control over financial reporting required to be included in the Form 10-K.  The Company expects to file its Form 10-K as soon as practicable and no later than the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas A. Scott	415	659-3500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss for 2006 of approximately $60 million on revenues of approximately $13.5 million, as compared to a net loss for 2005 of $21.9 million on revenues of $6.2 million.  The increase in net loss is primarily due to expenses relating to the growth of its business.  While the Company does not expect the results for 2006 to materially differ from those reported above, since the Company has not completed the audit for 2006, the audited results ultimately reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 may differ from those reported above.

FIBERTOWER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	By	/s/ Thomas A. Scott
		Name:	Thomas A. Scott
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).